February 23, 2009
VIA EDGAR AND FACSIMILE
Mr. Jay Williamson
U.S. Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 7010
Washington, DC 20549-7010

Re:	National Beverage Corp. Form 10-K Filed July 17, 2008 File No. 001-14170 Schedule 14A Filed August 29, 2008
Dear Mr. Williamson:
We are special counsel to National Beverage Corp. (the “Company”) and on behalf of our client, we acknowledge the receipt by the Company of the Commission’s comment letter, dated February 9, 2009, with respect to the Company’s Annual Report on Form 10-K as filed with the Commission on July 17, 2008 and the Company’s Schedule 14A as filed with the Commission on August 29, 2008 (the “Comment Letter”). The Company intends to respond to the Comment Letter not later than March 16, 2009. Please feel free to contact me directly at (305) 539-3300 or my associate, Matthew Ogurick, Esq., directly at (305) 539-3352 with any questions or comments.

cc:	George R. Bracken, Senior Vice President — Finance, National Beverage Corp. File